SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

Direct Dial Number	E-Mail Address
212-455-2579	jmendez@stblaw.com

Re:	Graña y Montero S.A.A.

Ms. Pamela Long Office of International Corporate Finance Division of Corporate Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-7561

Dear Ms. Long,

On behalf of our client Graña y Montero S.A.A. (the “Company”), set forth below is the response to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), dated July 3, 2013, concerning the Amendment No. 2 to Registration Statement on Form F-1 File No. 333-189067 (the “Registration Statement”) filed by the Company on July 2, 2013. For your convenience, the numbered paragraph of this letter corresponds to the numbered paragraph of the Staff’s comment letter. In addition, we have revised the Registration Statement to include the price range and related information and are filing concurrently with this comment response letter Amendment No. 3 to the Registration Statement marked to reflect these revisions. The response below and information attached are based upon information provided to us by the Company.

Exhibit 23.1

Comment No. 1.	We note that the date of your auditors’ report, as presented on page F-2, has been updated to July 2, 2013. Please request that your auditors revise their consent to refer to this updated report date.

Response No. 1.	In response to the Staff’s comment, the Company confirms that it will file the auditors’ consent as Exhibit 23.1 to the Registration Statement correctly making reference to their report dated July 2, 2013.

* * * * *

If you have any questions or require any additional information with respect to the above, please do not hesitate to reach me by telephone at 212-455-2579. In my absence, you may contact my colleague Juan M. Naveira at 212-455-7465.

BEIJING	HONG KONG	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SAO PAULO	TOKYO	WASHINGTON, D.C.

Ms. Pamela Long

U.S. Securities and Exchange Commission

July 8, 2013

Very truly yours,

/s/ Juan Francisco Méndez
Juan Francisco Méndez

cc:	José Graña Miró Quesada
Director
Graña y Montero S.A.A.
Mario Alvarado Pflucker
Chief Executive Officer and Director
Graña y Montero S.A.A.
Mónica Miloslavich Hart
Chief Financial Officer and Principal Accounting Officer
Graña y Montero S.A.A.
Claudia Drago Morante
Chief Legal Officer
Graña y Montero S.A.A.
Dennis Gray Febres
Corporate Finance and Investor Relations Officer
Graña y Montero S.A.A.